Nektar Therapeutics
201 Industrial Road
San Carlos, California 94070

Sender Contact Information
P: (650) 620-5990
F: (650) 620-5360

January 14, 2009

VIA FACSIMILE AND U.S. MAIL

Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C.  20549
Attention:  Nandini Acharya, Esq.

Re:	Nektar Therapeutics. -- Form 10-K for the Year Ended December 31, 2007 (File No. 000-24006)

Dear Ms. Acharya:

This request is in relation to the letter dated December 10, 2008 (the “Comment Letter”), including comments from the staff of the Securities and Exchange Commission to the Form 10-K for the year ended December 31, 2007 (File No. 000-24006) filed by Nektar Therapeutics, a Delaware corporation, on February 29, 2008.

We respectfully request an extension to January 23, 2009 to provide a response to the Comment Letter.

Please do not hesitate to call the undersigned at (650) 620-5990 or Jennifer A. DePalma, Esq. of O’Melveny & Myers LLP, legal counsel to Nektar Therapeutics, at (650) 473-2670, regarding this matter.

Sincerely,

/s/ Gil M. Labrucherie

Gil M. Labrucherie
Senior Vice President, General Counsel & Secretary of Nektar Therapeutics

cc:	Howard W. Robin, President and Chief Executive Officer of Nektar Therapeutics
Sam Zucker, Esq., O’Melveny & Myers LLP
Jennifer A. DePalma, Esq., O’Melveny & Myers LLP